FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2005

Commission File Number: 333-110455

CTRIP.COM INTERNATIONAL, LTD.

3F, Building 63-64

No. 421 Hong Cao Road

Shanghai 200233, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82- N/A

CTRIP.COM INTERNATIONAL, LTD.

Form 6-K

Page
Signature	3
Exhibit 99.1 – Press Release	4

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CTRIP.COM INTERNATIONAL, LTD.

By:	/s/ Neil Nanpeng Shen
Name:	Neil Nanpeng Shen
Title:	President and Chief Financial Officer

Date: October 21, 2005

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Exhibit 99.1

Ctrip Announces Shareholder Resolutions Adopted at the Annual General Meeting and

Expects to Report Third Quarter 2005 Financial Results

Shanghai, China, October 21, 2005, Ctrip.com International, Ltd. (Nasdaq: CTRP), a leading consolidator of hotel accommodations and airline tickets in China, announced that it had a successful annual general meeting of shareholders in Shanghai today. Ctrip’s shareholders approved the proposed distribution of 30% of Ctrip’s net income for 2005 (as reported in Ctrip’s audited consolidated financial statements for the year ended December 31, 2005) as dividends to shareholders. Ctrip’s Board of Directors has also approved such proposed dividend distribution.

In addition, Ctrip’s shareholders approved the 2005 Employees’ Stock Option Plan that was previously adopted by Ctrip’s Board of Directors.

Separately, Ctrip will announce its third quarter 2005 financial results on Thursday, November 10, 2005 after the close of the U.S. market.

Ctrip’s management team will host a conference call at 8:00PM (US Eastern Time) on November 10, 2005 (or 9:00AM, November 11, 2005 in the Shanghai/HK time zone) following the announcement.

The conference call will be available on Webcast live and replay at: http://english.ctrip.com/Public/IR.asp?ID=36. The call will be archived for 12 months at this website.

The dial-in details for the Live conference call: U.S. Toll Free Number +1-866-543-6411, International dial-in number +1-617-213-8900; Passcode 64234316.

A telephone replay of the call will be available after the conclusion of the conference call through November 17, 2005. The dial-in details for the replay: U.S. Toll Free Number +1-888-286-8010, International dial-in number +1-617-801-6888; Passcode 77250397.

About Ctrip.com International, Ltd.

Ctrip.com International, Ltd. is a leading consolidator of hotel accommodations and airline tickets in China. The company aggregates information on hotels and flights and enables customers to make informed and cost-effective hotel and flight bookings. It targets primarily business and leisure travelers in China who do not travel in group. These travelers form a traditionally under-served yet fast-growing segment of the China travel industry. Since its inception in 1999, the company has experienced substantial growth and become one of the best-known travel brands in China.

For further information:

Yin Yin

Ctrip.com International, Ltd.

Tel: (852) 2169 0915/0912

Email: yinyin@ctrip.com

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